                                                                    EXHIBIT 99.1





FOR IMMEDIATE RELEASE                               CONTACT:  STEPHEN L. DEMARIA
                                                                (510) 274-0700

                         FIBREBOARD INCREASES REVOLVING
                         CREDIT FACILITY TO $175 MILLION

     (WALNUT CREEK, CALIFORNIA, September 30, 1994)--Fibreboard Corporation (AMEX:FBD) today announced it has increased its revolving credit facility to $175 million from the original $100 million three-year credit agreement announced in July.

     Bank of America National Trust and Savings Association, the agent bank, is joined by NationsBank of North Carolina, ABN AMRO Bank N.V., First Interstate Bank of California, Wells Fargo Bank National Association, Corestates Bank N. A., Sanwa Bank California, and The Bank of Nova Scotia in the expanded credit facility.

     John D. Roach, chairman and chief executive officer, said, "This increased credit facility will enable Fibreboard to continue our acquisition program. Funds available from the credit facility are expected to increase during the next several quarters as cash is generated by our recent acquisition of Norandex and the approaching ski season in our resort business. The recent addition of Norandex has expanded Fibreboard's building products focus with annualized revenues 75% greater than they were before the acquisition. More importantly, this moves us closer to our goal of acquiring operations that could add $1.00 to $2.00 to our per share annual earnings.

     "Once this acquisition program is completed, we believe that Fibreboard can shortly thereafter achieve consolidated earnings between $3.50 and $5.00 per share," added Roach.

     Headquartered in Walnut Creek, California, Fibreboard's building products group manufactures vinyl siding products, lumber, hardwood plywood, moulding and millwork, precision molded industrial insulation and fireproofing materials and distributes residential exterior building products for new construction and remodeling markets through its own national distribution network. Fibreboard also owns approximately 80,000 acres of timberland in the Sierra Nevada mountains in California. In addition to the building products businesses, the Resort Operations Group owns and operates Northstar-at-Tahoe, an all-season resort featuring skiing, golf and a conference center, and Sierra-at-Tahoe, a day ski facility, both located in the Lake Tahoe region of California.

                                   Page 2 of 2